UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

MakeMyTrip Limited
(Name of Issuer)
Ordinary Shares, par value $0.0005 per share
(Title of Class of Securities)
V5633W 10 9
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	V5633W 10 9

1	NAMES OF REPORTING PERSONS Sierra Ventures Associates VIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,208,166 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,208,166 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,208,166 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) This Schedule 13G is being filed on behalf of Sierra Ventures Associates VIII, LLC, (“Sierra Ventures Associates VIII”), Sierra Ventures VIII-A, L.P., (“Sierra Ventures VIII-A”), and Sierra Ventures VIII-B, L.P. (“Sierra Ventures VIII-B,” together with Sierra Ventures Associates VIII and Sierra Ventures VIII-A, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this schedule 13G .
(2) Includes (i) 2,186,745 Ordinary Shares directly held by Sierra Ventures VIII-A, and (ii) 21,421 Ordinary Shares directly held by Sierra Ventures VIII-B. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B. As such, Sierra Ventures Associates VIII possesses power to direct the voting and disposition of the shares owned by Sierra Ventures VIII-A and Sierra Ventures VIII-B and may be deemed to have indirect beneficial ownership of the shares held by Sierra Ventures VIII-A and Sierra Ventures VIII-B. Sierra Ventures Associates VIII holds 66,303 Ordinary Shares as nominee for its members, however Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.
(3) This percentage is calculated based upon 34,841,544 shares of the Issuer’s ordinary stock outstanding (as of September 30, 2010) as provided by the Issuer directly to the Reporting Persons.

CUSIP No.	V5633W 10 9

1	NAMES OF REPORTING PERSONS Sierra Ventures VIII-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,208,166 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,208,166 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,208,166 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule 13G is being filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this schedule 13G .
(2) Includes (i) 2,186,745 Ordinary Shares directly held by Sierra Ventures VIII-A, and (ii) 21,421 Ordinary Shares directly held by Sierra Ventures VIII-B. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B. As such, Sierra Ventures Associates VIII possesses power to direct the voting and disposition of the shares owned by Sierra Ventures VIII-A and Sierra Ventures VIII-B and may be deemed to have indirect beneficial ownership of the shares held by Sierra Ventures VIII-A and Sierra Ventures VIII-B. Sierra Ventures Associates VIII holds 66,303 Ordinary Shares as nominee for its members, however Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.
(3) This percentage is calculated based upon 34,841,544 shares of the Issuer’s ordinary stock outstanding (as of September 30, 2010) as provided by the Issuer directly to the Reporting Persons.

CUSIP No.	V5633W 10 9

1	NAMES OF REPORTING PERSONS Sierra Ventures VIII-B, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	California, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,208,166 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,208,166 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,208,166 (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) This Schedule 13G is being filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this schedule 13G .
(2) Includes (i) 2,186,745 Ordinary Shares directly held by Sierra Ventures VIII-A, and (ii) 21,421 Ordinary Shares directly held by Sierra Ventures VIII-B. Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B. As such, Sierra Ventures Associates VIII possesses power to direct the voting and disposition of the shares owned by Sierra Ventures VIII-A and Sierra Ventures VIII-B and may be deemed to have indirect beneficial ownership of the shares held by Sierra Ventures VIII-A and Sierra Ventures VIII-B. Sierra Ventures Associates VIII holds 66,303 Ordinary Shares as nominee for its members, however Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.
(3) This percentage is calculated based upon 34,841,544 shares of the Issuer’s ordinary stock outstanding (as of September 30, 2010) as provided by the Issuer directly to the Reporting Persons.

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Ordinary Shares, par value $0.0005 per share (“Ordinary Shares”), of MakeMyTrip Limited (the “Issuer”).
Item 1(a). Name of Issuer:
MakeMyTrip Limited
Item 1(b). Address of Issuer’s Principal Executive Officers:
103 Udyog Vihar Phase I
Gurgaon — 122016, Haryana, India
Item 2(a). Name of Person(s) Filing:
Sierra Ventures Associates VIII, LLC (“Sierra Ventures Associates VIII”)
Sierra Ventures VIII-A, L.P. (“Sierra Ventures VIII-A”)
Sierra Ventures VIII-B, L.P. (“Sierra Ventures VIII-B”)
Item 2(b). Address of Principal Business Office:
c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, CA 94025
Item 2(c). Citizenship:
Sierra Ventures Associates VIII is a California limited liability company.
Sierra Ventures VIII-A is a California limited partnership.
Sierra Ventures VIII-B is a California limited partnership.
Item 2(d). Title of Class of Securities:
Ordinary Shares, par value $0.0005 per share.
Item 2(e). CUSIP Number:
V5633W 10 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

Item 4(a). Amount Beneficially Owned:
Item 4(b). Percent of Class:
Item 4(c). Number of shares as to which such persons have:
The following information with respect to the ownership of the Ordinary Shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2010:

	Shares Held	Shared	Shared	Beneficial	Percentage of
Reporting Persons	Directly (1)	Voting Power (1)	Dispositive Power(1)	Ownership (1)	Class (1)(3)
Sierra Ventures Associates VIII (2)	0	2,208,166	2,208,166	2,208,166	6.3%
Sierra Ventures VIII-A	2,186,745	2,208,166	2,208,166	2,208,166	6.3%
Sierra Ventures VIII-B	21,421	2,208,166	2,208,166	2,208,166	6.3%

(1)	Represents the number of Ordinary Shares currently underlying all Securities held by the Reporting Persons.

(2)
Sierra Ventures Associates VIII serves as the sole general partner of Sierra Ventures VIII-A and Sierra Ventures VIII-B. As such, Sierra Ventures Associates VIII possesses power to direct the voting and disposition of the shares owned by Sierra Ventures VIII-A and Sierra Ventures VIII-B and may be deemed to have indirect beneficial ownership of the shares held by Sierra Ventures VIII-A and Sierra Ventures VIII-B. Sierra Ventures Associates VIII holds 66,303 Ordinary Shares as nominee for its members, however Sierra Ventures Associates VIII has no voting or dispositive power with respect to such shares.

(3)	This percentage is calculated based upon 34,841,544 shares of the Issuer’s ordinary stock outstanding (as of September 30, 2010) as provided by the Issuer directly to the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2011
SIERRA VENTURES ASSOCIATES VIII, LLC

/s/ David C. Schwab
David C. Schwab
Manager

SIERRA VENTURES VIII-A, L.P. SIERRA VENTURES VIII-B, L.P.
By:	Sierra Ventures Associates VIII, LLC
Its: General Partner

/s/ David C. Schwab
David C. Schwab
Manager

Exhibit(s):
Exhibit 99.1:      Joint Filing Statement